Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY POSTS STRONG FINANCIAL AND OPERATING RESULTS
WITH CASH FLOW UP 6% TO $1.3 BILLION

CALGARY, Alberta, April 29, 2009 – Talisman Energy Inc. reported its operating and financial results for the first quarter of 2009.

•	Cash flow[1] during the quarter was $1.3 billion, an increase of 6% from a year ago. Cash flow from continuing operations[1] was also $1.3 billion, up 14% from the same period a year ago.
•	Net income was $455 million, down 2% from a year earlier, because gains on asset sales were offset by lower realized prices, higher depletion, depreciation and amortization (DD&A) and dry hole costs.
•	Earnings from continuing operations[2] were $303 million, compared to $429 million a year ago.
•
Production averaged 450,000 boe/d, 7% above the first quarter of 2008, despite the sale of non-core assets over the past year. Production from continuing operations averaged 436,000 boe/d, 11% above the same quarter last year.

•	Net debt[1] at quarter end was $3.6 billion, down from $3.9 billion at December 31, 2008.
•	Netbacks were down 46% from a year earlier, averaging $24.48/boe.
•	During the quarter, Talisman announced first gas production from the Rev Field in Norway and first oil production from the Northern Fields project in Southeast Asia.
•	Talisman’s unconventional natural gas strategy in North America is on track with 22 gross wells drilled during the quarter in the Marcellus and Montney.
•	Talisman announced an agreement to sell non-strategic assets in Saskatchewan for $720 million.
•	Talisman entered into an agreement for the sale of its Trinidad assets for approximately $380 million.
•	The Company announced the appointment of Paul Smith as Executive Vice-President, International Operations (West) and Richard Herbert as Executive Vice-President, Exploration.

“Talisman’s financial and operating performance in the quarter was very strong,” said John A. Manzoni, President and CEO. “We continue to strengthen the Company’s balance sheet, which gives us financial flexibility; we are driving down costs and improving efficiency; we are bringing development projects on stream; and, delivering on strategic implementation.

“It was a great quarter from an operations standpoint. Production from continuing operations was up 11% year over year. UK production increased by 28%, due in part to improvements in operating efficiency. Production in Scandinavia rose 26%, with contributions from the Rev Field and development drilling success. Production in Southeast Asia was 13% higher with increased sales from Corridor.

1 The terms “cash flow”, “cash flow from continuing operations”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“The first quarter exceeded our internal projections for production and gives us a strong start to delivering our production target for the year.  We are still early in the year and the guidance we provided in January of 430,000 boe/d, with downside of no greater than 5%, remains valid. As usual, production in the second and third quarters will be lower due to maintenance shutdowns.

“Cash generation was also strong during the quarter, up 6% to $1.3 billion, despite low commodity prices.  The strong cash flow results in large part from the hedging program put in place during the last 12 months. We have hedges in place over the remainder of the year, although we expect lower cash contributions from these. Cash flow also benefited from higher production volumes and lower taxes.

“With higher cash flow and proceeds from non-core asset sales, we have improved upon our already strong financial position. Talisman’s long-term debt is now at $3.6 billion (net of cash) versus $3.9 billion at year end and we have paid off our bank lines.

“Net income was down 2% compared to a year ago, totaling $455 million, largely due to lower realized prices, higher DD&A and dry hole costs, partly offset by gains on non-core asset sales. Excluding unusual items, earnings from continuing operations were $303 million, compared to $429 million a year earlier.

“Unit operating costs are down 6% versus a year ago. In the UK, unit costs are down 27%, due to production gains and improved efficiency, exchange rate movements and the disposal of some higher cost properties. In North America, underlying costs are also reducing, although the quarter included some one-off costs, which mask this reduction. We have a number of internal cost initiatives underway across all our businesses and we expect further reductions.

“The strategy is proving robust to lower commodity prices. We are making good progress on non-core asset sales. Including the Saskatchewan and Trinidad sales, we will generate proceeds of approximately $2.2 billion from non-core assets with associated volumes of about 25,000 boe/d.

“First oil from the Northern Fields oil development was achieved on schedule during the quarter. We announced first natural gas volumes in July of last year and expect to commission the dry gas facilities by mid-year. In Norway, we announced first production from the Rev Field in January. First production from Affleck in the UK is expected in the third quarter and we continue to progress projects at Auk, Burghley and Yme in the North Sea and Block 15-2/01, and the Corridor expansion in Southeast Asia.

“We spent approximately $250 million on unconventional gas plays in North America during the quarter. In the Marcellus Shale, we drilled four wells during the quarter, with each well performing better than the previous one.  Improved drilling efficiency should now enable us to complete the 2009 program with a maximum of three rigs instead of five.

“We drilled 11 gross wells in the Montney Core where Talisman is achieving top tier performance on drilling and completion costs. We are encouraged by the results of ongoing pilot work in the Montney Shale and have drilled our fourth unconventional pilot well in Quebec.

“In international exploration, we drilled a successful sidetrack on Block 15-2/01 in Vietnam. Talisman has made a discovery with the Godwin well in the Central Graben in the UK. We are also encouraged by a new discovery in Norway, which is preparing to test.  Early indications are promising in Colombia; however, we still have a couple of months before the well is completed and we are drilling a well on Block 64 in Peru. Results from our first well in the Kurdistan region of northern Iraq were also encouraging, but inconclusive due to operational difficulties in completing the well. And we have also added new blocks in Peru and offshore Vietnam.

“In summary, it was a strong quarter, both operationally and financially. The Company is in excellent financial shape and we are making good progress on our strategy for profitable long-term growth.”

Financial Results

March 31	Three Months Ended
	2009	2008
Cash flow ($ million)	1,309	1,232
Cash flow per share[2]	1.29	1.21
Cash flow from continuing operations ($ million)	1,295	1,136

Net income ($ million)	455	466
Net income per share	0.45	0.46

Earnings from continuing operations ($ million)	303	429
Earnings from continuing operations per share [2]	0.30	0.42

Average shares outstanding (million)	1,015	1,019

Cash flow increased 6% year over year to $1.3 billion, as higher production volumes and cash received on commodity hedges ($436 million after tax) offset a 46% drop in netbacks.

Net income was 2% below last year.  Income for the quarter included a $519 million after tax gain on the sale of non-core assets.

Total DD&A expense was $733 million, an increase of $226 million compared to the first quarter of 2008.  The increase is primarily from downward reserve revisions as a result of low oil prices, increased production and capital expenditures.

Dry hole expense was $246 million in the quarter compared to $65 million a year ago.  This includes $59 million for exploration wells in the North Sea and $46 million in Vietnam. Dry hole expense totalled $128 million in North America, where writeoffs occurred due to changes in natural gas price forecasts and a number of unsuccessful deep wells drilled last year.

Total tax expense fell by $400 million compared to the first quarter of 2008 with lower netbacks, higher operating, dry hole and DD&A expenses.

Earnings from continuing operations were $303 million compared to $429 million a year earlier.  Earnings from continuing operations adjust for significant one-time events and non-operational items such as the mark-to-market effect of changes in share prices on stock-based compensation expense and mark-to-market changes of commodity derivatives.

Talisman continued to strengthen its balance sheet.  Net debt at March 31 was $3.6 billion down from $3.9 billion at December 31, 2008.

2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

The Company spent $1,099 million on exploration and development during the quarter (including $106 million of non-cash costs).  This includes $390 million in North America (primarily unconventional natural gas) and $361 million in the North Sea, including the Rev and Yme projects, as well as development drilling at Auk North, Claymore, Clyde, Gyda and Brage.  Spending in Southeast Asia was $277 million, including capitalization of the Floating Storage Offloading (FSO) vessel as part of the Northern Fields startup.

Production

March 31	Three Months Ended
	2009	2008
Oil and liquids (bbls/d)	234,876	216,625
Natural gas (mmcf/d)	1,291	1,216
Total (mboe/d)	450	419

Continuing operations (mboe/d)	436	393

Production from continuing operations averaged 436,000 boe/d, an increase of 11% over last year.  UK oil and liquids production increased 25%, in part due to steps taken to improve operating efficiency.  Production in Scandinavia increased 26% with the startup of the Rev Field and new wells on production at Brage and better base production at Varg. Natural gas production in Southeast Asia increased 22%, with a 25% increase in Indonesia as sales to West Java continue to grow.

Netbacks

March 31	Three Months Ended
$/boe	2009	2008
Sales	44.17	73.01
Hedging gain (loss)	-	(0.26)
Royalties	5.93	12.87
Transportation	1.40	1.14
Operating expenses	12.36	13.08
Netback	24.48	45.66

Oil & liquids netback ($/bbl)	29.68	58.76
Natural gas netback ($/mcf)	3.14	5.28

Netbacks in the first quarter averaged $24.48/boe, down 46% from a year ago and 6% below the previous quarter. WTI oil prices averaged US$43/bbl, down 56% from the first quarter of 2008.  NYMEX natural gas prices averaged US$4.86/mmbtu, a decrease of 36%.

Royalty expenses fell $62 million compared to last year, but rates increased slightly due to increased sales in Algeria, which has a relatively high royalty rate.  Royalty rates in North America and Southeast Asia were lower.

Unit operating costs were down 6% compared to the first quarter of 2008.  The biggest drop was in the UK, where unit costs were down 27%, due in part to production efficiencies, with the remainder coming from the sale of higher cost properties and foreign exchange rates.  In Norway, unit operating costs are down 24%, largely due to higher volumes and the startup of the Rev Field.  North American unit costs have increased due to one-time charges associated with the Company’s agreement with Hallwood Partners, higher property taxes and increased processing fees associated with additional volumes through third party infrastructure. In Southeast Asia, costs were up with increased maintenance expenses in Malaysia/Vietnam.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges.

North America

In North America, production averaged 179,000 boe/d for the first quarter, down 2% from a year ago.  Production from continuing operations was relatively unchanged from the same period in 2008.  Oil and liquids volumes were down 3%, due largely to natural declines.  Natural gas volumes increased 1% with increases in unconventional areas (Appalachia, Outer Foothills, Montney), as well as in Monkman and the Northern Alberta Foothills, which more than offset declines in other conventional areas.

Capital spending included $250 million in unconventional areas for development and piloting activities, plus $140 million on other properties.  This other spending was comprised mainly of carry-in capital from the 2008 capital program, with some excellent results.  A well in Monkman, BC tested at 40 mmcf/d raw gas and a Greater Ojay, BC well tested at 23 mmcf/d raw gas.

Talisman participated in 61 gross (32.4 net) wells in the quarter, with 53 gross wells in unconventional plays.

In the Marcellus Shale, the Company continues to focus on Pennsylvania. Talisman drilled four gross wells (four net) in the quarter and has now moved to pad drilling.  Two rigs are currently operating and the Company now expects it will be able to complete its 36 well program for the year with a maximum of three rigs instead of five as originally planned.

Each well is performing better than the previous well.  The latest producing well in the program achieved rates of 4.5 mmcfe/d over an initial 30-day period, with the most recent pad well on target to cost US$4.3 million (C$ 5.2 million) to drill and complete.  These costs are down more than 25% from the 2008 average and drilling cycle times have been reduced by 50% compared to the first wells in the program.

In the Montney Core, Talisman drilled 11 gross (9.9 net) wells in the quarter out of a planned 35 well program.  The most recent five horizontal wells have averaged initial 30-day production rates of over 3 mmcfe/d.  Talisman has made significant strides in reducing costs in the Montney.  A recent well was drilled and completed at a cost of $3.8 million, which is top tier performance and a 50% reduction from the Company’s average 2008 drilling costs in the area.  Talisman is also achieving best in class completion costs in the area.

Talisman continues to progress piloting in the Montney Shale, with seven gross (four net) wells drilled in the quarter.  Results are encouraging and the Company recently completed its first horizontal shale well.  Talisman is evaluating egress options for the area and plans to build gathering and processing facilities later this year.

In Quebec, the Company is currently drilling the fourth well in the earning phase of a four-well program.  Completion and testing of the last two wells is expected to take place later this year.  The program is focused on gathering test and core data to evaluate the potential for commercial gas production.

During the quarter, Talisman announced the sale of its southeast Saskatchewan and Daniels County, Montana assets for approximately $720 million.  The sale is expected to close in June 2009.

UK

Production from continuing operations in the UK averaged 108,000 boe/d over the quarter, up 28% from the same period in 2008, primarily due to increased production at Tweedsmuir, which was ramping up in the first quarter last year, and a full quarter’s production from the Montrose-Arbroath complex, which was shutdown in the first quarter of 2008.

UK development expenditures during the quarter were $131 million, which included drilling in the Auk North, Claymore and Clyde fields.

During the quarter, the Company continued to progress development at Auk North, with three wells being batch drilled. The non-operated Affleck development is due onstream at the start of the third quarter.  Engineering work at the Auk South redevelopment is advancing.

The Tweedsmuir water injection plant came onstream on March 11 and the plant was tested at its capacity of 30,000 bbls/d of water.

Scandinavia

Production from continuing operations averaged 43,000 boe/d, up 26% from the same period in 2008.  The production increase over 2008 was due to commencement of production from the Rev Field and new wells brought onstream at Brage and better base production at Varg.

The Company spent $115 million on development, which included the Rev and Yme projects and development drilling in the Yme, Gyda, Veslefrikk and Brage fields.

The Rev Field came on production on January 24.  The field is expected to produce at a plateau rate of 100 mmcf/d of natural gas and 6,000 bbls/d of condensate and natural gas liquids from two subsea wells. A third producing well is expected to be brought onstream later in 2009.

During the quarter, Talisman reached an agreement to sell a 10% equity interest in the Yme Field.  Construction at the Yme field redevelopment project continues and first oil is now scheduled for around the middle of 2010.

The Company also reached an agreement to sell a 40% interest in PL301 in Norway.

Southeast Asia

In Southeast Asia, production averaged 101,000 boe/d, 13% higher than the same period last year.  Indonesian production averaged 63,000 boe/d, 19% higher than the same period last year, primarily due to increased gas takes in Corridor. Production from Malaysia averaged 27,000 boe/d, 22% lower than the previous period, mainly due to a planned shutdown at PM-3 CAA to complete final tie-ins prior to the startup of oil production from the Northern Fields and natural declines in PM 305/314.

In Indonesia, Corridor produced 296 mmcf/d during the quarter, an increase of 63 mmcf/d over the same period last year, mainly due to increased West Java gas sales.

First gas was introduced into the Tangguh Train 1 facility on January 27, marking the startup of the Liquefied Natural Gas (LNG) processing facilities, with first commercial shipments scheduled for the second quarter.

In PM-3 CAA in Malaysia/Vietnam, the FSO vessel was installed in early March 2009 at the Northern Fields development. First oil production began on March 25 at 6,000 bbls/d (gross) from the initial two oil wells and production is expected to reach 40,000-50,000 boe/d (gross sales) by early 2010. Commissioning of dry gas facilities is scheduled for mid-2009.

Gas production from Northern Fields averaged 92 mmcf/d (gross sales gas) during the quarter. To date, 20 wells (five oil, 13 gas and two injectors) have been drilled and completed in Northern Fields with a 100% success rate.  The Company plans to drill up to 16 development wells in the Northern Fields in 2009, with an additional 13 planned for 2010.

In the Southern Fields in PM-3 CAA, the first of the six-well Bunga Kekwa infill program spudded in March and was completed in mid-April, while at PM-305, an infill well drilled in the first quarter came onstream and is currently producing 1,300 bbls/d (gross).

Production in Vietnam averaged 8,000 bbls/d as Song Doc came onstream in November 2008. In Block 15-2/01, pre-engineering work is underway with project sanction of the Hai Su Trang development and the Hai Su Den Early Production Scheme expected later in the year.

Production in Australia was 3,200 bbls/d, 60% higher than the same period last year, primarily due to installation of the new flowline at Corallina and reinstatement of the Lam-2 well, which were completed in mid-March.  A field development plan for the Kitan discovery is being prepared and is scheduled to be submitted in May.

Other Areas

In North Africa, production from continuing operations averaged 15,000 boe/d, down 8% from the same period in 2008, mainly due to OPEC production restrictions and natural declines.   In Algeria, new production and injection wells were tied in as part of the Greater MLN Phase 2 project.  The Phase 2 expanded gas injection facilities are being commissioned. The El Merk project in Algeria was sanctioned during the quarter.  The Company participated in two wells, with a third well drilling over the quarter end.

Talisman entered into an agreement for the sale of its Trinidad and Tobago assets for approximately $380 million.

International Exploration

International exploration spending in the first quarter was approximately $247 million.

Southeast Asia

In September 2008, Talisman entered into a farm-in agreement in Blocks 133 and 134 offshore Vietnam with a 38% working interest. The amended licence was approved by the Government of Vietnam in February 2009 and represents the Company's first step into the Nam Con Son Basin. The Company continues the appraisal of the Hai Su Den discovery in Block 15-2/01 in the Cuu Long Basin, with further wells planned later in the year.

Kurdistan Region of Northern Iraq

In the Kurdistan region of northern Iraq, the Sarqala-1 well has been suspended.   A rig move is underway to the Kurdamir location.  In addition, seismic processing of Block K39 data is ongoing.

South America

The Situche Central-3X appraisal well on Block 64 in Peru spud in late December 2008 and is currently drilling.  Talisman was awarded an interest in Block 158 in April.

In Colombia, the Huron-1 well exploration on the Niscota Block continued drilling through the quarter. The Company expects drilling to be completed in the second quarter. In the El Caucho Blocks, a 3D seismic program is underway in El Sancy.  Planning is underway to drill an exploration well in the El Eden Block late in 2009. Talisman was successful in acquiring interests in Block 09 in late January.

North Sea

In the UK North Sea, Talisman made a modest oil discovery at Godwin in Block 22/17 and the highly productive reservoir tested at 7,500 bbls/d.  The Company is reviewing options to develop the Godwin discovery via the Montrose-Arbroath facilities. The rig has completed operations at Godwin and has spud the Shaw exploration well on Block 22/22a.

Talisman is encouraged by a recent discovery in Norway and is preparing to test.  Subsequent to the quarter end, the Canon well was plugged and abandoned.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

11-09

 Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	planned maintenance shutdowns and expected reductions in production volumes;
•	expected reduction in cash contributions from hedges;
•	expected cost reductions;
•	expected timing of facilities commissioning at Northern Fields;
•	planned drilling at Northern Fields, Cuu Long, Niscota Block and EI Eden Block;
•	expected first production from Affleck in the UK;
•	expected completion of the 2009 Marcellus Shale drilling program;
•	plans to build gathering and processing facilities in the Montney Shale;
•	expected completion and testing of wells in Quebec;
•	expected timing of closing of dispositions in southeast Saskatchewan, Daniels County, Montana and Trinidad and Tobago;
•	expected production rates at the Rev Field and at Northern Fields;
•	expected timing of first oil at the Yme Field;
•	expected timing of the first commercial shipment from Tangguh;
•	expected timing of project sanctioning in Vietnam;
•	expected submission of a field development plan for the Kitan discovery; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the timing of closing dispositions in southeast Saskatchewan, Daniels County, Montana and Trinidad and Tobago, each of the forward-looking information listed above are based on Talisman’s 2009 capital program announced on January 13, 2009. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US $40/bbl WTI oil price for 2009 and (3) a US $5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any planned disposition is contingent on various factors including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy and credit crisis on the ability of the counterparties to the Company’s commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl) and the calculation of mcfe is at a conversion rate of one bbl for six mcf of natural gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and a mcfe conversion ratio of 1 bbl:6 mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2008, which were filed with Canadian and US securities authorities on March 5, 2009, contain information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, cash flow from continuing operations, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow per share, cash flow from continuing operations, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

($ million)	Three months ended
March 31,	2009	2008
Cash provided by operating activities	1,086	1,312
Changes in non-cash working capital	223	(80)
Cash flow	1,309	1,232
Cash provided by discontinued operations[1]	(14)	(96)
Cash flow from continuing operations	1,295	1,136
Cash flow per share	1.29	1.21
Cash flow from continuing operations	1.28	1.11

1.	Comparative restated for operations classified as discontinued subsequent to March 31, 2008.

Earnings from continuing operations are calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

 ($ million, except per share amounts)
	Three months ended
March 31,	2009	2008
Net income	455	466
Operating income from discontinued operations	20	56
Gain (loss) on disposition of discontinued operations	519	(2)
Net income from discontinued operations[1]	539	54
Net income (loss) from continuing operations	(84)	412
Mark-to-market changes in commodity derivatives [2] (tax adjusted)	387	51
Stock-based compensation expense (recovery)[3] (tax adjusted)	23	(7)
Future tax recovery of unrealized foreign exchange gains (losses) on foreign denominated debt [4]	(23)	(27)
Earnings from continuing operations [5]	303	429
Per share [5]	0.30	0.42

1.	Comparatives restated for operations classified as discontinued subsequent to March 31, 2008.
2.
Changes in mark-to-market commodity derivatives relate to the change in the period of the mark-to-market value of the Company’s outstanding commodity derivatives that are classified as held-for-trading financial instruments.

3.
Stock-based compensation expense relates principally to the mark-to-market value of the Company’s outstanding stock options and cash units at March 31.  The Company’s stock-based compensation expense is based principally on the difference between the Company’s share price and its stock options or cash units exercise price.

4.	Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
5.	This is a non-GAAP measure.

This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness, and cash and cash equivalents.  The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

($ million)	Three months ended
March 31,	2009	2008
Long-term debt	3,717	3,961
Bank indebtedness	22	81
Cash and cash equivalents	(181)	(93)
Net Debt	3,558	3,949

Talisman Energy Inc.
Highlights
(unaudited)
	Thee months ended
	March 31
	2009	2008
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	1,309	1,232
Net income	455	466
Exploration and development expenditures	1,099	1,013
Per common share (C$)
Cash flow (1)	1.29	1.21
Net income	0.45	0.46
Production
(daily average)
Oil and liquids (bbls/d)
North America	40,758	40,089
UK	102,688	84,013
Scandinavia	34,874	33,335
Southeast Asia	37,341	37,226
Other	19,215	21,962
Total oil and liquids	234,876	216,625
Natural gas (mmcf/d)
North America	829	850
UK	30	35
Scandinavia	50	19
Southeast Asia	382	312
Total natural gas	1,291	1,216
Total mboe/d (2)	450	419
Prices (3)
Oil and liquids (C$/bbl)
North America	42.65	80.79
UK	56.36	97.33
Scandinavia	56.50	99.30
Southeast Asia	52.69	99.66
Other	59.04	102.48
Total oil and liquids	53.64	95.49
Natural gas (C$/mcf)
North America	5.51	7.86
UK	5.93	8.52
Scandinavia	9.88	5.78
Southeast Asia	5.35	9.07
Total natural gas	5.64	8.16
Total (C$/boe) (2)	44.17	73.01

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(millions of C$)	2009	2008
		(restated)
Assets
Current
Cash and cash equivalents	181	93
Accounts receivable	2,075	2,434
Inventories	148	181
Prepaid expenses	32	16
Assets of discontinued operations	30	204
	2,466	2,928

Other assets	259	235
Goodwill	1,308	1,264
Property, plant and equipment	19,386	19,005
Assets of discontinued operations	888	843
	21,841	21,347
Total assets	24,307	24,275

Liabilities
Current
Bank indebtedness	22	81
Accounts payable and accrued liabilities	1,797	1,916
Income and other taxes payable	278	468
Future income taxes	201	300
Liabilities of discontinued operations	14	53
	2,312	2,818

Deferred credits	56	51
Asset retirement obligations	2,055	1,998
Other long-term obligations	313	173
Long-term debt	3,717	3,961
Future income taxes	3,982	4,032
Liabilities of discontinued operations	81	92
	10,204	10,307

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (December 2008 - 1,015 million)	2,373	2,372
Contributed surplus	96	84
Retained earnings	9,421	8,966
Accumulated other comprehensive loss	(99)	(272)
	11,791	11,150
Total liabilities and shareholders' equity	24,307	24,275

Prior period balances have been restated to reflect the financial position of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended
	March 31
(millions of C$)	2009	2008
		(restated)

Revenue
Gross sales	1,840	2,345
Hedging loss	-	(10)
Gross sales, net of hedging	1,840	2,335
Less royalties	298	360
Net sales	1,542	1,975
Other	34	25
Total revenue	1,576	2,000

Expenses
Operating	521	429
Transportation	57	43
General and administrative	81	64
Depreciation, depletion and amortization	733	507
Dry hole	246	65
Exploration	68	56
Interest on long-term debt	45	44
Stock-based compensation (recovery)	33	(10)
(Gain) loss on held-for-trading financial instruments	(73)	68
Other, net	11	(16)
Total expenses	1,722	1,250
Income (loss) from continuing operations before taxes	(146)	750
Taxes
Current income tax	128	235
Future income tax (recovery)	(204)	56
Petroleum revenue tax	14	47
	(62)	338
Net income (loss) from continuing operations	(84)	412
Net income from discontinued operations	539	54
Net income	455	466

Per common share (C$):
Net income (loss) from continuing operations	(0.08)	0.40
Diluted net income (loss) from continuing operations	(0.08)	0.40
Net income from discontinued operations	0.53	0.05
Diluted net income from discontinued operations	0.53	0.05
Net income	0.45	0.46
Diluted net income	0.45	0.45
Average number of common shares outstanding (millions)	1,015	1,019
Diluted number of common shares outstanding (millions)	1,015	1,036

Prior period balances have been restated to reflect the results of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
	March 31
(millions of C$)	2009	2008
		(restated)

Operating
Net income (loss) from continuing operations	(84)	412
Items not involving cash	1,311	668
Exploration	68	56
	1,295	1,136
Changes in non-cash working capital	(223)	80
Cash provided by continuing operations	1,072	1,216
Cash provided by discontinued operations	14	96
Cash provided by operating activities	1,086	1,312

Investing
Capital expenditures
Exploration, development and other	(941)	(967)
Property acquisitions	(28)	(97)
Proceeds of resource property dispositions	33	-
Changes in non-cash working capital	(257)	99
Discontinued operations, net of capital expenditures	584	(56)
Cash used in investing activities	(609)	(1,021)

Financing
Long-term debt repaid	(690)	(1,167)
Long-term debt issued	370	538
Deferred credits and other	4	9
Common shares purchased	1	-
Changes in non-cash working capital	1	1
Cash used in financing activities	(314)	(619)
Effect of translation on foreign currency cash and cash equivalents	(16)	9
Net increase (decrease) in cash and cash equivalents	147	(319)
Cash and cash equivalents, net of bank indebtedness, beginning of period	12	521
Cash and cash equivalents net of bank indebtedness, end of period	159	202

Cash and cash equivalents	181	217
Bank Indebtedness	22	15
Cash and cash equivalents net of bank indebtedness, end of period	159	202

Prior period balances have been restated to reflect the cash flows of discontinued operations

Segmented Information
Three months ended March 31

	North America (1)		UK		Scandinavia		Southeast Asia (2)		Other (3)		Total
(millions of Canadian $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	540	845	529	798	242	203	390	511	139	(12)	1,840	2,345
Hedging	-	-	-	(10)	-	-	-	-	-	-	-	(10)
Royalties	84	153	1	4	-	-	145	203	68	-	298	360
Net sales	456	692	528	784	242	203	245	308	71	(12)	1,542	1,975
Other	26	18	7	5	1	2	-	-	-	-	34	25
Total revenue	482	710	535	789	243	205	245	308	71	(12)	1,576	2,000
Segmented expenses
Operating	150	124	211	216	74	56	68	33	18	-	521	429
Transportation	12	16	13	8	12	9	17	8	3	2	57	43
DD&A	271	252	235	144	103	63	109	48	15	-	733	507
Dry hole	128	20	31	21	28	24	51	(1)	8	1	246	65
Exploration	23	26	2	2	6	7	15	7	22	14	68	56
Other	4	(3)	4	7	1	-	(2)	2	7	(5)	14	1
Total segmented expenses	588	435	496	398	224	159	258	97	73	12	1,639	1,101
Segmented income (loss) before taxes	(106)	275	39	391	19	46	(13)	211	(2)	(24)	(63)	899
Non-segmented expenses
General and administrative											81	64
Interest											45	44
Stock-based compensation											33	(10)
Currency translation											(3)	(17)
(Gain)/Loss on held-for-trading financial instruments											(73)	68
Total non-segmented expenses											83	149
Income (loss) from continuing
operations before taxes											(146)	750
Capital expenditures
Exploration	205	175	46	50	59	37	81	85	61	18	452	365
Development	105	225	131	124	115	140	196	86	3	11	550	586
Midstream	35	6	-	-	-	-	-	-	-	-	35	6
Exploration and development	345	406	177	174	174	177	277	171	64	29	1,037	957
Property acquisitions											66	111
Proceeds on dispositions											(33)	-
Other non-segmented											10	9
Net capital expenditures (4)											1,080	1,077
Property, plant and equipment	8,697	8,703	4,693	4,738	1,919	1,745	3,189	2,984	888	835	19,386	19,005
Goodwill	223	223	308	306	640	602	133	129	4	4	1,308	1,264
Other	816	840	316	253	133	154	370	304	165	138	1,800	1,689
Discontinued operations	550	534	-	165	104	93	-	-	264	255	918	1,047
Segmented assets	10,286	10,300	5,317	5,462	2,796	2,594	3,692	3,417	1,321	1,232	23,412	23,005
Non-segmented assets											895	1,270
Total assets (5)											24,307	24,275

(1) North America			2009	2008			(2) Southeast Asia				2009	2008
Canada			447	663			Indonesia				138	202
US			35	47			Malaysia				60	96
Total revenue			482	710			Vietnam				36	11
Canada			7,880	7,902			Australia				11	(1)
US			817	801			Total revenue				245	308
Property, plant and equipment (5)			8,697	8,703			Indonesia				1,060	990
							Malaysia				1,374	1,277
4 Excluding corporate acquisitions.							Vietnam				491	470
5 Current year represents balances as at March 31, prior year represents balances as at December 31.							Australia				264	247
							Property, plant and equipment (5)				3,189	2,984

							(3) Other				2009	2008
							Trinidad & Tobago				-	-
							Algeria				68	-
							Tunisia				3	(12)
							Total revenue				71	(12)
							Trinidad & Tobago				-	-
							Algeria				215	221
							Tunisia				24	21
							Other				649	593
							Property, plant and equipment (5)				888	835